Paula Winner Barnett, Esq.
                       17967 Boris Drive, Encino, CA 91316
                               tel (818) 776-9881
                               fax (818) 743-7491
                             pwbarnett@sbcglobal.net

                                   May 8, 2005


VIA FACSIMILE

Tom Jones, Esq.
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

Re: Calypte Biomedical Corporation ("Calypte"); Amendment No. 3 to Form SB-2 on Form S-3; Registration No. 333-124344

Dear Mr. Jones:

         Pursuant to our telephone conversation on Thursday, May 5, 2005, following is the numerical calculation of the anti-dilution formula for the common stock purchase warrants ("Warrant Shares") issued in the 2004 PIPEs demonstrating how the exercise price was adjusted from $0.50 to $0.45 as a result of the April 4, 2005 note financing ("2005 Financing").

         The exercise price of the Warrant Shares is calculated on a full-diluted basis using the number of shares that would be outstanding if the 2005 Financing were priced at $0.50 per share instead of the actual $0.30 per share for the shares underlying the convertible notes (the "Notes"), $0.325 per share for the shares issuable upon exercise of the Series A Warrants and $0.325 per share for the shares issuable upon exercise of the Series B Warrants.

      1. Actual total outstanding shares on a fully-diluted basis include:

            i)    171.21 million

            ii) from the conversion of the $8 million in Notes and $97,500 in Notes issued as a fee to the placement agent at $0.30 per share, 26.99 million shares = $8,097,500/$0.30
            iii) from the exercise of the Series A Warrants of 26.99 million (based on 100% coverage for each share underlying the Notes)
            iv) from the exercise of the Series B warrants of 12.15 million (based on 45% coverage for each share underlying the Notes)
            v) from 1.86 million in warrants issued as fees to placement agents


      Total outstanding = 171.21 + 26.99 + 26.99 +12.15 + 1.86 = 239.20 million.

Tom Jones, Esq.
May 8, 2005
Page 2


      2. Total outstanding on a fully-diluted basis, assuming the 2005 Financing were priced at $0.50 per share, would be 213.89 million shares:

            (i)   $8.0975 million in Notes/.5 = 16.19 million shares

            (ii) 16.19 million shares * 145% warrant coverage = 25.45 million shares

            (iii) Fee warrants would become 1.05 million shares 171.21 + 16.19 +
                  25.44 + 1.05 = 213.89 million shares


      3.    The dilution factor is 89.4% = 213.89/239.20.

      4. The new price is $0.50 * dilution factor of 89.4% = $0.45 (rounded to the penny)

      5. The investors in the 2004 PIPEs are entitled to invest the same amount of money using the new exercise price as they would have at $0.50 per share exercise price. They have the right to purchase 10,741,500 Warrants Shares. At $0.50 per share this is an investment of $5,370,750.

      6. At $0.45 per share, the investment of $5,370,750 would buy a total of 11,935,000 shares, or an additional 1,193,500 shares (11,935,000
            - 10,741,500) - 1.193,501 (rounded) by individual investor.

      7.    These 1,193,501 shares carry the new exercise price of $0.45.

      Richard Brounstein, the Chief Financial Officer, and I will call you to discuss the calculation and answer any further questions you may have.

                                                     Very truly yours,


                                                     /s/ Paula Winner Barnett
                                                     Paula Winner Barnett

cc: Mr. J. Richard George
     Mr. Richard Brounstein